Exhibit 99.1

Wipro Limited Appoints Ireena Vittal to its Board

Bangalore, India and East Brunswick, New Jersey, USA – October 01, 2013: Wipro Ltd. (NYSE:WIT), a leading global Information Technology, Consulting and Outsourcing company today announced the appointment of Ms. Ireena Vittal, an acclaimed strategic consultant on emerging markets, agriculture and urban development to its Board of Directors.

Ms Vittal, a former partner with McKinsey & Co, will serve as an independent member on the Board and brings with her over two decades of experience as a recognized thought leader to consumer facing companies looking to build large scale, profitable businesses in emerging markets.

She was a founding member of the economic development practice and the global emerging markets practice at McKinsey and has worked with governments and public institutions to design and implement solutions for inclusive urban development and sustainable rural growth in India.

Welcoming Ms Vittal to the Board, Azim Premji, Chairman, Wipro Limited said, “She brings in decades of analytical insights on emerging markets, industry growth models as well as diverse experience in the public and private sectors. I am confident that Wipro will gain from her acumen and experience.”

Commenting on her appointment, Ms Vittal said, “I am delighted to join the Board of Wipro, a company with a rich legacy of technology innovation and one of the most trusted brands in the global IT sector. I look forward to contributing to the company’s next phase of growth.”

Ms Vittal is an independent director on the Board of Titan Industries and Axis Bank, among others. She has a graduate degree in Electronics and completed her Masters in Business Administration from the Indian Institute of Management, Calcutta.

About Wipro Ltd.

Wipro Ltd. (NYSE:WIT) is a leading Information Technology, Consulting and Outsourcing company that delivers solutions to enable its clients do business better. Wipro delivers winning business outcomes through its deep industry experience and a 360 degree view of “Business through Technology”—helping clients create successful and adaptive businesses. A company recognized globally for its comprehensive portfolio of services, a practitioner’s approach to delivering innovation, and an organization wide commitment to sustainability, Wipro has a workforce of 140,000 serving clients across 57 countries. For more information, please visit www.wipro.com.

Wipro Media Contacts:

Vipin Nair

Wipro Limited

+91 80 39916260

vipin.nair1@wipro.com

Subhashini Pattabhiraman

Wipro Limited

+91 80 39916558

subhashini.pattabhiraman@wipro.com

Forward-looking and Cautionary Statements

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.